MOL Announces Fourth Quarter 2015 Unaudited Financial Results

KUALA LUMPUR, Malaysia, March 28, 2016 (GLOBE NEWSWIRE) -- MOL Global, Inc. (Nasdaq:MOLG) ("MOL" or the "Company"), a leading e-payment enabler for online goods and services in emerging and developed markets, today announced its unaudited financial results for the fourth quarter of 2015.

Fourth Quarter 2015 Highlights
•	Consolidated revenue increased by 19.2% to MYR72.7 million (US$16.9 million) from MYR61.0 million in the prior year period.
•	MOLPoints’ segment revenue increased by 23.0% to MYR49.0 million (US$11.4 million) from MYR39.8 million in the prior year period.
•	MOLReloads’ segment revenue increased by 20.1% to MYR11.1 million (US$2.6 million) from MYR9.3 million in the prior year period.
•	MOLPay’s segment revenue increased by 178.9% to MYR8.9 million (US$2.1 million) from MYR3.2 million in the prior year period.
•	MMOG.asia’s segment revenue decreased by 61.8% to MYR3.2 million (US$0.7 million) from MYR8.2 million in the prior year period.

Mr. Preecha Praipattarakul, CEO of MOL, stated, “We are pleased to report solid top-line growth of 19.2% year over year, driven by continued revenue and volume growth in our core MOLPoints, MOLReloads, and MOLPay business lines. The MOLPoints business has achieved revenue growth as we continue to prioritise our efforts to enhance our footprint in the mobile space and expand our physical distribution network regionally. The MOLReloads business continue to reap the benefits of our extensive physical channels, merchant acquisition strategies and expanding our services in bill payments. MOLPay has also grown rapidly in line with the growth in ecommerce. Revenues from MMOG.asia declined compared to the fourth quarter of 2014 when revenue included one-off proceeds of our sale of licensing rights for the game, Stallion Race, in the Middle East and Brazil markets. Excluding the one-off event, MMOG.asia revenue declined slightly by 4.9% due to the higher decline in volumes of our existing PC games compared to the increasing volumes from our mobile games. During the fourth quarter, we continue to focus on our mobile content for both our MOLPoints and MMOG.asia businesses, which has seen a year-on-year increase in revenue. While we grew our overall gross profitability this past quarter as compared to the fourth quarter of 2014, we did face slight margin pressures and have responded by reigning in our operating expenditures (excluding non cash items). We also believe that with our efforts to put the consolidated US Class Action suit against MOL behind us, we would be able to focus our attention on delivering profitable growth going forward.”

Mr. Ramesh Pathmanathan, Group Chief Financial Officer of MOL, stated, “In this quarter, our growth has been fairly robust in all the revenue segments apart from MMOG.asia. Management focus has been to drive growth in segments and markets that offer the greatest opportunity to maximize shareholders value. We continue to see growth in our top-line driven primarily by our MOLPoints, MOLReloads and MOLPay businesses. However, we see slight margin compression mainly due to a shift in revenue mix of the respective segments. The MOLPoints carrier billing business especially in Turkey and the Middle East and MOLPay as a whole, are lower margin business compared with our other businesses and continue to grow at a faster rate and contribute more to our overall revenues compared with our other businesses. Similarly, MOLReloads bill payment services component earns lower margin that the other MOLReloads segment. MMOG.asia revenue segment continues to face some challenges in delivering sustained results but with their strong fiscal discipline, I believe that this segment should continue to contribute to the company’s profitability.”

Business Milestones

•	Expanded MOLPoints by signing up a key game merchant, PlayOne.asia in Malaysia and Singapore
•
Expanded MOLPoints through a strategic partnership with Sony Computer Entertainment Hong Kong Limited, to enable MOLPoints for top-up into the PlayStation®Network (PSN™) account in order to purchase online games and content across PlayStation platform

•	Expanded MOLReloads by rolling-out Point-of-Sales Activated (POSA) Starbucks Gift Cards into our established distribution network including 7 Eleven in Malaysia
•	Expanded MOLReloads by rolling-out POSA Gift Cards into two established retail chains which collectively own more than 5,000 stores across the United States of America
•	MOL successfully held the MOL Forum, a corporate synergy event in Bangkok, Thailand, by hosting key strategic partners from around the world of each of our business units.

Fourth Quarter 2015 Financial Results

CONSOLIDATED REVENUE
Consolidated revenue increased by 19.2% to MYR72.7 million (US$16.9 million) from MYR61.0 million in the prior year period. Consolidated revenue increased primarily due to the growth of segment revenue from each of MOLPoints, MOLReloads and MOLPay, partially offset by a reduction in MMOG.asia segment revenue.

	Three months ended December 31,
	2014		2015
	MYR	% of Revenue	MYR	USD	% of Revenue	YoY Change
	(in millions)	(%)	(in millions)		(%)	(%)
Net revenue

MOLPoints	39.8	65.3	49.0	11.4	67.4	23.0
MOLReloads	9.3	15.2	11.1	2.6	15.3	20.1
MOLPay	3.2	5.2	8.9	2.1	12.3	178.9
MMOG.asia	8.2	13.5	3.2	0.7	4.3	(61.8)

Total (1)	61.0	100.0	72.7	16.9	100.0	19.2

•
MOLPoints segment revenue increased by 23.0% to MYR49.0 million (US$11.4 million) from MYR39.8 million in the prior year period due to an improved revenue take rate. Volume increased 0.6% to MYR208.9 million in the fourth quarter of 2015 from MYR207.7 million in the prior year period. This was mainly driven by growth in our carrier billing businesses in Turkey and the Middle East and organic growth in Malaysia, Philippines and Brazil and the United States. Our carrier billing businesses contributed 23.0% of MOLPoints volume for the fourth quarter of 2015 compared to 16.0% for the fourth quarter of 2014. Approximately 78.0% of MOLPoints total volume for the quarter was derived from the combination of Turkey and the Middle East (26.8%), Thailand (26.3%) and Malaysia (24.9%). Revenue and volume from Turkey and Middle East increased by 4.0% and 13.1%, respectively compared to the prior year period primarily due to PayByMe, our carrier billing business in Turkey and

__________________________
(1) Total revenue include others segment.

the Middle East. Revenue and volume from Malaysia increased by 14.2% and 9.9%, respectively, compared to the prior year period as we continue to increase our mobile and PC games content, expansion of our carrier billing business and expand our distribution network. In Thailand, in the fourth quarter of 2015, revenue and volume from Thailand have partly decreased by 25.8% and 16.8%, respectively compared to the prior year period due to the emergence of competitors from new market players in addition to the reorganisation of our carrier billing business shifting volume from Thailand to Malaysia. The rate of growth in MOLPoints segment revenue was substantially higher than the rate of growth in MOLPoints volume because our MOLPoints revenue take rate improved in the quarter, primarily due to improvements in Malaysia and Brazil and the United States notwithstanding a slight decline in our take rates in Turkey, the Middle East and Thailand.

•
MOLReloads segment revenue increased by 20.1% to MYR11.1 million (US$2.6 million) from MYR9.3 million in the prior year period due to increases in volume of 18.7% to MYR436.6 million from MYR367.8 million. Volume from Malaysia and the Philippines increased 18.7% and 7.1%, respectively, representing 92.5% and 6.1%, respectively of total MOLReloads volume. In Malaysia, volume growth has been primarily driven by bill payment services, which represented 14.9% of Malaysia’s MOLReloads volume in the fourth quarter. In addition, MOLReloads in Thailand expanded more than two-fold, although it still represented only 1.5% of total MOLReloads volumes for the fourth quarter of 2015. The rate of growth in MOLReloads segment revenue was higher than the rate of growth in MOLReloads volume because our MOLReloads revenue take rate for the fourth quarter of 2015 was marginally better that the prior year period despite the lower revenue take rate from the bill payment services component of MOLReloads.

•
MOLPay segment revenue increased by 178.9% to MYR8.9 million (US$2.1 million) from MYR3.2 million in the prior year period due to increases in volume and revenue take rates. Volume increased 75.3% to MYR223.2 million from MYR127.3 million. MOLPay’s volumes in Vietnam and Malaysia grew by 45.6% and 198.8%, respectively, representing 66.9% and 33.1%, respectively, of total MOLPay volume. The rate of growth in MOLPay segment revenue was higher than the rate of growth in MOLPay volume because our MOLPay revenue take rate for the fourth quarter of 2015 was higher compared with the prior year period due to a favourable revenue mix from our diverse merchant base, as an increased proportion of our volume was derived from, smaller merchants, from which we generally have higher revenue take rates than we from larger merchants.

•
MMOG.asia segment revenue decreased by 61.8% to MYR3.2 million (US$0.7 million) from MYR8.2 million in the prior year period. Out of the 61.8% decline, 56.9% was due to the inclusion of the one-off proceeds of our sale of licensing rights for the game, Stallion Race, in the Middle East and Brazil markets in the fourth quarter of 2014 and 4.9% due to the continued decline in the popularity of our legacy online PC games portfolio. Although mobile revenue as a proportion of overall MMOG.asia segment revenue increased compared with the corresponding quarter in 2014, we experienced some softness in our mobile revenue contribution towards the end of the year as compared to the third quarter of 2015. MMOG.asia overall PC and mobile volume decreased slightly by 2.2% to MYR4.1 million for the fourth quarter of 2015 from MYR4.2 million in the prior year period. We are continuing to focus on enhancing MMOG.asia’s mobile content library to cope with the rapid shift in industry trends from PC to mobile games. MMOG.asia’s segment revenue declined at a higher rate than MMOG.asia’s volume because our overall MMOG.asia revenue take rate for the fourth quarter 2015 was lower compared to the prior year period, as revenue take rates from mobile games content are generally lower compared with PC games content.

DIRECT COST AND OTHER ANCILLARY EXPENSES
Direct cost and other ancillary expenses increased by 35.9% to MYR42.0 million (US$9.8 million) from MYR30.9 million in the prior year period.
	Three months ended December 31,
	2014	2015		YoY
	MYR	MYR	USD	Change
	(in millions)	(in millions)		(%)
Direct cost and other ancillary expenses

MOLPoints	24.9	29.7	6.9	19.1
MOLReloads	4.3	5.5	1.3	28.0
MOLPay	1.4	6.4	1.5	341.2
MMOG.asia	0.1	0.4	0.1	112.9

Total (2)	30.9	42.0	9.8	35.9

•
MOLPoints segment direct cost and other ancillary expenses increased by 19.1% to MYR29.7 million (US$6.9 million) from MYR24.9 million in the prior year period primarily due to significant volume growth in our mobile carrier businesses in Turkey and the Middle East, in addition to volume growth in MOLPoints in Malaysia and Brazil and the United States. MOLPoints segment direct cost and other ancillary expenses increased at a higher rate than MOLPoints segment volume primarily due to growth in the carrier billing businesses, which generally incur higher costs than the other components of our MOLPoints segment. Due to relatively higher channel costs, our carrier billing businesses accounted for 54.5% of MOLPoints segment direct cost and other ancillary expenses for the fourth quarter of 2015 but only 23.0% of volume for the quarter.

•
MOLReloads segment direct cost and other ancillary expenses increased by 28.0% to MYR5.5 million (US$1.3 million) from MYR4.3 million in the prior year period due to an increase in MOLReloads volume in each of Malaysia, the Philippines and Thailand. MOLReloads segment direct cost and other ancillary expenses increased at a higher rate than MOLReloads segment volume primarily due to increased volume from bill payment services in Malaysia.

•
MOLPay segment direct cost and other ancillary expenses increased by 341.2% to MYR6.4 million (US$1.5 million) from MYR1.4 million in the prior year period primarily due to increases in MOLPay volume in Vietnam and Malaysia of 45.6% and 198.8%, respectively. In addition, MOLPay segment direct cost and ancillary expenses also grew at a higher rate than MOLPay segment volume mainly due to a greater proportion of volume coming from larger and more established distribution partners, which charge higher channel costs than smaller distributors.

•
MMOG.asia segment direct cost and other ancillary expenses increased by 112.9% to MYR0.4 million (US$0.1 million) from MYR0.1 million in the prior year period due to the expansion of mobile games content, which generally incur higher channel costs compared with PC games content.

__________________________
 (2) Total direct cost and other ancillary expenses include others segment.

GROSS PROFIT
Gross profit increased by 2.1% to MYR30.7 million (US$7.1 million) from MYR30.1 million in the prior year period due to a 29.5% increase in MOLPoints segment gross profit, an 13.2% increase in MOLReloads segment gross profit and a 45.9% increase in MOLPay segment gross profit, partially offset by a 65.7% decrease in MMOG.asia gross profit. Excluding MMOG.asia, the gross profit of the company increased by MYR5.9 million or 27.0% compared with the corresponding quarter. Overall gross profit margin was 42.2% in the fourth quarter of 2015, compared to 49.3% in the prior year period. The decline in gross profit margin was primarily due to a shift in the business segment mix in which lower margin businesses, including MOLPay as a whole, and MOLReloads bill payment services component contributed more to the increase in overall revenues than other businesses. In addition, we experienced higher channel costs for MOLPay in Vietnam. Furthermore, gross profit margin for MMOG.asia, which tend to be our highest gross profit margin segment, declined to 87.8% from 97.8% in the prior year period primarily due to our focus on mobile games content, which offers a lower revenue take rate compared with PC games content.

	Three months ended December 31,
	2014	2015		YoY	Gross profit margin
	MYR	MYR	USD	Change	2014	2015
	(in millions)	(in millions)		(%)	(%)	(%)
Gross Profit

MOLPoints	14.9	19.3	4.5	29.5	37.5	39.4
MOLReloads	5.0	5.6	1.3	13.2	53.5	50.5
MOLPay	1.8	2.5	0.6	45.9	54.9	28.7
MMOG.asia	8.1	2.8	0.6	(65.7)	97.8	87.8

Total (3)	30.1	30.7	7.1	2.1	49.3	42.2

•
MOLPoints segment gross profit increased by 29.5% to MYR19.3 million (US$4.5 million) from MYR14.9 million in the prior year period primarily due to improved in revenue take rates in Malaysia. Segment gross profit margin increased to 39.4% in the fourth quarter of 2015 from 37.5% in the prior year period due to more favourable revenue take rates, despite a relatively lower gross profit margin from our carrier billing business compared to MOLPoints as a whole. The gross profit margin of our carrier billing businesses was 11.6% for the fourth quarter of 2015, while the gross profit margin of the other components of MOLPoints was 47.5%.

•
MOLReloads segment gross profit increased by 13.2% to MYR5.6 million (US$1.3 million) from MYR5.0 million in the prior year period due to increased volume. Segment gross profit margin decreased to 50.5% for the fourth quarter of 2015 from 53.5% in the prior year period, primarily due to the increase in revenue derived from bill payment services in Malaysia, which have a relatively lower revenue take rate compared with other components of MOLReloads.

•
MOLPay segment gross profit increased by 45.9% to MYR2.5 million (US$0.6 million) from MYR1.8 million in the prior year period due to increased volume. Segment gross profit margin decreased to 28.7% in the fourth quarter of 2015 from 54.9% in the prior year period, primarily due to a greater proportion of volume distributed by larger and more established distribution partners, which charge higher channel costs than smaller distributors. However,

__________________________
(3) Total gross profit include others segment.

the revenue mix from our diverse merchant base was more favorable compared with the fourth quarter of 2014, as a greater proportion of revenue was derived from smaller merchants, which offer higher revenue take rates relative to larger merchants.

•
MMOG.asia segment gross profit decreased by 65.7% to MYR2.8 million (US$0.6 million) from MYR8.1 million in the prior year period, when revenue included proceeds of MYR4.9 million from our sale of licensing rights of the game, Stallion Race, in the Middle East and Brazil markets. In addition, compared with the fourth quarter of 2014, we experienced decreased revenue from PC games and a higher proportion of segment revenue was derived from mobile games, which offer a lower take rate than PC games. The lower revenue take rate from mobile games content resulted in a lower gross profit margin of 87.8% for the fourth quarter of 2015 from 97.8% in the prior year period.

OPERATING INCOME/(LOSS) AND EXPENSES
Total operating expenses increased by 13.1% to MYR74.9 million (US$17.5 million) from MYR66.2 million in the prior year period, primarily due to non cash impairment charge on goodwill and intangible asset of MYR38.4 million. Operating expenses also increased due to greater employee costs and increased professional costs of being a publicly traded company in 2015. During the quarter, we also incurred high legal cost relating to the consolidated US Class Action lawsuit against MOL which we have recently resolved, pending completion of the due process and, which if approved by the Court, will lead to dismissal of the lawsuit. The settlement amount does not require any reserve and will be covered by insurance.

As a result of the above, our loss from operations in the fourth quarter of 2015 was MYR44.2 million (US$10.3 million) as compared to a loss from operations of MYR36.1 million in the prior year period.

ADJUSTED EBITDA
Adjusted EBITDA decreased by 56.9% to MYR4.4 million (US$1.0 million) in the fourth quarter of 2015 from MYR10.2 million in the prior year period. The decline in adjusted EBITDA is primarily due to the decline in profit contributed by our MMOG.asia segment and higher legal costs, employee costs and professional costs of being a publicly traded company.

OTHER INCOME
Other income decreased to MYR1.1 million (US$0.3 million) from MYR1.4 million in the prior year period.

LOSS FOR THE PERIOD
Loss attributable to MOL Global Inc. shareholders was MYR48.4 million (US$11.3 million), as compared to a loss attributable to MOL Global Inc. shareholders of MYR35.2 million in the prior year period. Diluted loss per ADS attributable to MOL Global Inc. shareholders was MYR0.74 (US$0.17), as compared to diluted loss per ADS attributable to MOL Global Inc. shareholders of MYR0.58 in the prior year period.

BALANCE SHEET
As of December 31, 2015, MOL had cash and bank balances of MYR94.1 million (US$21.9 million), restricted cash of MYR43.6 million (US$10.2 million) and total borrowings of MYR17.8 million (US$4.1 million).

SHARES OUTSTANDING
As of December 31, 2015, the Company had a total of 67.5 million common shares outstanding, or the equivalent of 67.5 million ADSs outstanding.

Conference Call Information
The Company will hold a conference call on Monday, March 28, 2016 at 8:00 am Eastern Time or 8:00 pm Kuala Lumpur Time to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-631-514-2526
International Toll Free:	+1-855-298-3404
Malaysia:	1800-816-107
Hong Kong:	+852-5808-3202
Singapore:	+65-6823-2299
Indonesia:	001-803-019-1840
Conference ID:	# 5078789

The replay will be accessible through April 4, 2016 by dialing the following numbers:

United States Toll Free:	+1-866-846-0868
International:	+61-2-9641-7900
Conference ID:	# 5078789

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.mol.com/.

About MOL Global, Inc.

MOL Global, Inc. (NASDAQ: MOLG) is a leading e-payment enabler for online goods and services in emerging and developed markets. MOL operates a payments platform that connects consumers with digital content providers, telecommunications service providers and online merchants by providing a vast network of distribution channels that accepts cash and online payment methods. Its physical distribution network comprises more than 970,000 locations in 11 countries across 4 continents. The Company also has mobile payment channels, electronic distribution channels that accept major credit cards and online banking from more than 100 banks.

For more information, please visit ir.mol.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident," "target," "going forward," "outlook" and similar statements. Among other things, our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in each of the markets in which we operate; changes in our volumes, revenues and certain cost or expense items as a percentage of our revenues; and the expected growth of the e-payment market and the number of e-payment users. Further information regarding these and other risks is included in our filings with the Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and we undertake no duty to update such information, except as required under applicable law.

Exchange Rate

This press release contains translations of certain Ringgit amounts into U.S. dollars solely for the convenience of readers. Unless otherwise noted, all translations from Ringgit to U.S. dollars, in this press release, were made at a rate of MYR4.2900 to US$1.00, the noon buying rate in effect on December 31, 2015 in the City of New York for cable transfers in Ringgit per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About Non-IFRS Financial Measures

To supplement our consolidated financial results presented in accordance with International Financial Reporting Standards ("IFRS"), we present adjusted EBITDA, which is a non-IFRS financial measure, and related ratios. You should not consider adjusted EBITDA as a substitute for or superior to net profit prepared in accordance with IFRS. Furthermore, because adjusted EBITDA is not determined in accordance with IFRS, it is susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by the non-cash write-down resulting from our acquisition of subsidiaries and intangible assets (affecting relative impairment of goodwill and intangible assets), age and book depreciation of fixed and intangible assets (affecting relative depreciation and amortization expenses), changes in foreign exchange rates that impact financial assets and liabilities denominated in currencies other than our functional currency (affecting unrealized gain/(loss) on foreign exchange and realized gain/(loss) on foreign exchange), variations in capital structures (affecting interest income and interest expenses), impairment loss on inventories and trade and other receivables, share of results of operation of associates, loss on disposal and write-down of property, plant and equipment, acquisition related costs, and tax positions (affecting income tax expenses) (such as the impact on periods or companies of changes in effective tax rates), professional fees, IPO expenses and class action legal fees which are non-recurring and various non-recurring charges. In addition, adjusted EBITDA excludes reversal for impairment on inventories and trade receivables, inventory and intangible assets written off and the non-cash impact employee share based compensation and changes in the fair value of derivative, that, in each case, we do not believe reflect the underlying performance of our business. Some limitations of adjusted EBITDA are that: (i) adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us; (ii) adjusted EBITDA does not include other income, other expense and foreign exchange gains and losses; and (iii) adjusted EBITDA excludes depreciation and amortization and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future.

The following table reconciles adjusted EBITDA to profit for the period for the three months ended December 31, 2014 and 2015:

	For the three months ended
	December 31,	December 31,
	2014	2015

(In thousands)	MYR	MYR

Loss for the period	(36,364)	(46,224)
Plus:
Depreciation and amortization	7,163	7,383
Impairment loss on trade and other receivables	1,256	728
Impairment loss on inventories	468	(415)
Impairment loss on goodwill	-	36,857
Impairment loss on intangible asset	-	1,561
Reversal for impairment on trade receivables	(93)	-
Reversal for impairment of inventories	(42)	-
Share of results of associates	3	(1)
Unrealized loss on foreign exchange	3,043	2,006
Realized loss/(gain) on foreign exchange	419	(947)
Bad debt	196	(204)
Loss on disposal of property, plant and equipment	-	54
Gain on disposal of investment property	-	(139)
Interest income	(533)	(598)
Interest expense	1,674	515
Income tax expense	(89)	1,425
Intangible assets written off	58	91
Inventory written off	5	1,300
Development expenditure written off	176	-
Property, plant and equipment written off	8	240
Loss on disposal of held for trading financial assets	-	10
Share-based compensation	15,670	(1,801)
Acquisition related costs	1,112	-
IPO expenses	13,641	-
Professional fees	2,411	-
Class action legal fees	-	2,543
Adjusted EBITDA	10,182	4,384

Investor Relations Contact
MOL Global, Inc.
Charles Tan
Email: IR@mol.com